September 3, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Jim B. Rosenberg

Re:	Graymark Healthcare, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for the Fiscal Quarter Ended March 31, 2010 Definitive Proxy Statement filed April 16, 2010 File No. 001-34171
Dear Ladies and Gentleman:
This letter is being furnished on behalf of Graymark Healthcare, Inc. (the “Company”) in response to comments in the letter dated August 6, 2010 (the “Letter”) from Jim B. Rosenberg of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Stanton Nelson, Chief Executive Officer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (the “10-K”), the Form 10-Q for the Fiscal Quarter Ended March 31, 2010 (the “10-Q”) and the Definitive Proxy Statement filed April 16, 2010 (the “Proxy Statement”).
The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized. A copy of this letter is being sent under separate cover to Frank Wyman of the Staff.
Form 10-K for the Fiscal Year Ended December 31. 2009
Item 1. Business
Comment No. 1
We note that you are highly dependent upon your Independent Medical Practices which are wholly owned by Dr. Daniel I. Rifkin. Please revise your disclosure to describe the terms of any material agreements that exist between your Company and the Independent Medical Practices and/or Dr. Rifkin. Please indicate how many of your sleep centers are operated as Independent Medical Practices. Please also provide a clear explanation of the Company’s economic interest and how the Company generates revenues from the Independent Medical Practices

United States Securities and Exchange Commission
Division of Corporation Finance
September 3, 2010

In addition, please file any material agreements with and/or among the registrant, the Independent Medical Practices and Dr. Rifkin as exhibits to your filing or provide analysis as to why they are not required to be filed.
RESPONSE:
The Company respectfully advises the Staff that the Company currently conducts diagnostic sleep testing services through (i) wholly owned and majority owned sleep diagnostic centers which are managed by the Company, (ii) sleep diagnostic centers which are owned by others, but which have contracted with the Company to provide day-to-day management of the diagnostic sleep testing services and ancillary services, such as billing and collections. The Independent Medical Practices fall into this second category, with the primary difference being the method of payment for the services provided. The agreement with the Independent Medical Practices is an agreed upon monthly fee for services provided, where other management agreements are based on an agreed upon reimbursement per sleep study conducted. In total the Company provides sleep diagnostic testing services through 88 locations either owned and/or managed, of these 64 are under management agreements including the seven entities that are part of the Independent Medical Practices agreement, which represent 8% of the Company’s total sleep diagnostic centers. The sleep centers owned by Independent Medical Practices are covered by a management services agreement which provides for the payment of a fixed monthly management fee to the Company for services such as, billing and collection, management services, equipment rental fees, trademark license fees, accounting and bookkeeping services and the provision of non-clinical office and support personnel.
The Company believes that the entry into a management services contract, where the Company manages the day-to-day operations of sleep diagnostic centers owned by Independent Medical Practices was done in the ordinary course of business for the Company. The management fee payable to the Company by the Rifkin Centers during the fiscal year covered by the 10-K was approximately $690,000 and includes fees for billing and collection, management services, equipment rental fees, trademark license fees, accounting and bookkeeping services and the provision of non-clinical office and support personnel. This compares to a total of approximately $107 million in total revenues of the Company and approximately $17.6 million in net revenues for the Company’s sleep management solutions segment in fiscal year 2009. In addition, the Company is not substantially dependent on the services provided to the Independent Medical Practice. Based on the foregoing, the Company does not believe that the management services agreements with the Independent Medical Practices is required to be filed pursuant to Regulation S-X, Item 601(b) (10).
We have included proposed prospective modifications to our disclosures related to the Independent Medical Practices (the Eastern acquisition) in our response to Comment No. 9, Comment No. 10 and Comment No. 11.

United States Securities and Exchange Commission
Division of Corporation Finance
September 3, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 46
Comment No. 2
You expect to meet your future obligations using available cash and funds generated from operations, supplemented as necessary by debt or equity financing. However, your cash and cash equivalents amounted to only $1.9 million at December 31, 2009, and you generated negative cash flows from operating activities of $2.6 million in 2009. Please describe and quantify the sources of funds that you expect to utilize in meeting your contractual obligations, as shown on page 50, particularly the obligations of $7.9 million due in 2010. Also, describe the changes that you expect to occur in your operating activities that will produce positive cash flow in 2010.
RESPONSE:
As of December 31, 2009, we had several options available for raising funds to meet potential future liquidity needs. We were in the process of preparing an S-1 registration statement which was subsequently filed with and reviewed by the Commission allowing us to sell shares of common stock to raise funds if needed. To date, due to market conditions, we have not chosen to execute this strategy, however the registration was planned for use at December 31, 2009. The amount raised from such a sale is subject to several variables and difficult to predict.
During 2009 and continuing in 2010, we have been exploring options to restructure our current debt obligations to allow for reduced principle obligations in 2010. It is not practical to predict the exact amount a restructuring would provide, but it is another option we continue to explore.
In addition, we expect our cash flows from operations to improve significantly in 2010 based on the following factors:
•	During the year ended December 31, 2009, we used $2.7 million in cash flows from operations. The most significant component of our operational cash uses was a $2.2 million reduction in our accounts payable related to payments made to our primary drug distributor for purchases made in 2008. These extended payment terms were available to us as we acquired pharmacies in mid-2008. This use of cash will not be recurring in 2010, as we do not have similar dating on current inventory purchases from this vendor. As a result, we expect to realize a $2.2 million improvement in operating cash flows from this one item in 2010.

United States Securities and Exchange Commission
Division of Corporation Finance
September 3, 2010

•	We incurred expenses of approximately $476,000 related to the acquisitions made by our SMS operating segment during the third quarter of 2009. These expenses are non-recurring in nature and represent a projected improvement in operating cash flows during 2010.
•	The acquisitions made in our SMS operating segment during the third quarter of 2009 are projected to contribute significant positive operating cash flows. The projected additional cash flow from operations resulting from the operation of these acquisitions for an entire year in 2010 versus approximately four months in 2009 is approximately $1.5 million.
•	Additionally, we incurred other non-recurring expenses relating to consulting services utilized to improve our processes and infrastructure in 2009 of approximately $250,000. These services are not expected to be needed during 2010.
•	In late 2009, we identified several cost savings opportunities in our existing operations as well as opportunities to reduce overall costs as we integrated our newly acquired entities from the third quarter. Our expected annual costs savings from these initiatives is approximately $1.25 million.
•	Through June 30, 2010, our cash flow from operations provided approximately $1.0 million.
•	On September 1, 2010, we announced that we entered into a definitive agreement to sell substantially all of the assets of our independent retail pharmacy business to Walgreen Co. We expect this transaction to close in the fourth quarter of 2010. We intend to use at least $25 million in proceeds from this transaction to reduce our indebtedness to our senior lender, Arvest Bank. In addition, in connection with this transaction, we intend to reduce our obligations under promissory notes issued in connection with the purchase of certain pharmacies in the aggregate amount of approximately $1.16 million.
Critical Accounting Policies. page 52
Accounts Receivable
Comment No. 3
You report accounts receivable net of allowances for contractual adjustments and doubtful accounts, which were attributable primarily to your SMS operating segment and reduced accounts receivable from $21.4 million to $11.5 million at December 31, 2009. Please disclose the factors that have caused your allowances for sleep diagnostic services and related products to be so significant in relation to amounts billed and the reasonably likely level of these allowances that you expect to exist in future periods.

United States Securities and Exchange Commission
Division of Corporation Finance
September 3, 2010

RESPONSE:
We propose to prospectively modify the second paragraph of our disclosure in Critical Accounting Policies under Accounts Receivable as follows (modifications underlined):
Our allowance for contractual adjustments and doubtful accounts is primarily attributable to our SMS operating segment. Third party reimbursement is a complicated process that involves submission of claims to multiple payors, each having its own claims requirements. Adding to this complexity, a significant portion of our SMS business is “out of network” with several payors, which means we do not have defined contracted reimbursement rates with these payors. For this reason, our systems report revenue at a higher gross billed amount, which we adjust to an expected net amount based on historic payments. This process results in a reserve for contractual allowances that is higher than it otherwise would be if a larger percentage of our business were under contract and our systems could report revenue at those net contract rates. As we move more of our business to “in network” contracting, we expect the level of reserve related to contractual allowances to decrease. In some cases, the ultimate collection of accounts receivable subsequent to the service dates may not be known for several months. While amounts anticipated to be collected are not written off, as these accounts age the risk of collection increases and the resulting reserves for bad debt expense reflect this longer payment cycle. (The remainder of this paragraph is unchanged).
Comment No. 4
Disclose the amount of unbilled accounts receivable at each balance sheet date.
RESPONSE:
We added this disclosure to our June 30, 2010 quarterly report on Form 10-Q under “Revenue Recognition” and will continue to include this disclosure in future quarterly and annual filings. The amount of unbilled accounts receivable as of June 30, 2010 and December 31, 2009 were approximately $389,000 and $797,000 respectively.
Comment No. 5
Please disclose the impact of reimbursement adjustments, resulting from the difference between the actual payments received from payors and the previously-recorded expected realizable amount for each period presented.

United States Securities and Exchange Commission
Division of Corporation Finance
September 3, 2010

RESPONSE:
We propose to prospectively add the following disclosure to the end of the fifth paragraph in Critical Accounting Policies under Revenue Recognition in our future quarterly and annual filings:
For the three and nine months ended September 30, 2010, the adjustment for the difference between amounts reserved for contractual allowance and amounts actually collected were $  _____  and $  _____  respectively. For the three and nine months ended September 30, 2009, the adjustment for the difference between amounts reserved for contractual allowance and amounts actually collected were $177,958 and $67,939 respectively.
Comment No. 6
Please disclose the following information for each business segment:
•	Disclose the methods and key assumptions used to calculate net revenue. Quantify the historical impact on your operating results of changes in key assumptions for each period presented and the impact of reasonably likely changes in these assumptions on your future operating results.
RESPONSE:
We propose to prospectively modify the fifth paragraph of our disclosure in Critical Accounting Policies under Revenue Recognition as follows (modifications underlined):
Sleep center services and products sales from our SMS operating segment are recognized in the period in which services and related products are provided to customers and are recorded at net realizable amounts estimated to be paid by customers and third-party payors. In our newly acquired Somni business, we estimate this amount based primarily on the contracted rates stated in the contracts we have with various payors. In our historic business, we are predominantly out of network and use the most recent 12-month payment history for each payor at each business location to determine the estimated net amount we expect to receive from each payor. The rolling twelve-month review is conducted quarterly and the resulting realization rates are applied to the following quarter by payor and facility. For fiscal year 2008, nine-months of payment history was used. While we feel a twelve-month history is the preferred time-line for review, the change to our historic operating results from this change in assumptions was not material. As we migrate our historic business to a larger percentage of in-network coverage, we will rely more on the contracted rates and less on the 12-month historic review of payments. We do not anticipate this change in assumptions will have a material impact on our future operating results. (The remainder of this paragraph is unchanged).

United States Securities and Exchange Commission
Division of Corporation Finance
September 3, 2010

We propose to prospectively modify the third paragraph of our disclosure in Critical Accounting Policies under Revenue Recognition as follows (modifications underlined):
Pharmacy product sales from our ApothecaryRx operating segment are recorded at the time the customer takes possession of the merchandise. For prescription sales, our pharmacy operating systems are able to adjudicate the net amount to be paid by a third party payor (commercial, Medicare or Medicaid) prior to the prescriptions being filled and sold to the customer. Customer returns are immaterial and are recorded at the time merchandise is returned. Sales taxes are not included in revenue.
This disclosure modification is also applicable to Comment No. 6 for our ApothecaryRx operating segment.
Comment No. 6 (continued)
Disclose whether your billing system generates contractual adjustments or a manual estimate of contractual allowances is necessary. If these calculations are system-generated, disclose the types of information used e.g. allowances for each patient encounter using fee schedules for the patient’s insurance plan.
RESPONSE:
We propose to modify the fifth paragraph of our disclosure in Critical Accounting Policies under Revenue Recognition as follows (modifications underlined):
We perform analysis to evaluate the net realizable value of accounts receivable on a quarterly basis in our SMS segment. For our newly acquired Somni business, which is primarily in network with payors, our system generates net realizable amounts and we compare those net amounts with the fee schedules for the related payors. For our historic business, which is predominately out of network, our system does not generate net realizable amounts and we perform a 12-month historic review of actual payments to reconcile the amounts recorded during a quarter and determine the contractual allowance rates used in the subsequent quarter. Additionally, we consider accounts receivable aging trends, other operating trends and relevant business conditions. (The remainder of this paragraph is unchanged).

United States Securities and Exchange Commission
Division of Corporation Finance
September 3, 2010

Comment No. 6 (continued)
Disclose the percentage of co-payments collected at the time of service for each period presented. For services provided in which the co-payments are not collected at the time service is performed, quantify your experience in collecting these amounts in subsequent periods.
RESPONSE:
Our current operational systems do not allow us to track the percentage of copayments collected at the time of service in either our ApothecaryRx or SMS segments. Factors such as uncertainty of amounts due from patients, our patient A/R containing all amounts due from customers (co-payments, deductibles, etc.) and our inability to go back into history and pull accurate data from a specific historic date and other system limitations contribute to our inability to gather and report this information.
We propose to prospectively add the following disclosure in Critical Accounting Policies under Revenue Recognition as follows:
The patient and their third party insurance provider typically share in the payment for our products and services. The amount patients are responsible for includes co-payments, deductibles, and amounts not covered due to the provider being out-of-network.
In our SMS segment, due to uncertainties surrounding deductible levels and the number of out-of-network patients, we are not certain of the full amount of patient responsibility at the time of service. Starting in 2010, the Company implemented a process to estimate amounts due from patients prior to service and increase collection of those amounts prior to service. Remaining amounts due from patients are then billed following completion of service. Based on our historic experience, we expect to collect approximately  _____  % of unpaid amounts due from patients after service is provided.
In our Apothecary segment, we are able to perform on-line verification of amounts due from the patient prior to filling the prescription. We collect substantially all co-payments and other amounts due from customers at the time the customer takes possession of the merchandise.
If applicable, describe under what circumstances service is provided to a patient where insurance is not verified prior to the service being performed. Quantify the percentage of these encounters for each period presented.
RESPONSE:
We verify insurance prior to the performance of all covered services in our SMS segment and prior to filling all prescriptions in our Apothecary segment.

United States Securities and Exchange Commission
Division of Corporation Finance
September 3, 2010

Comment No. 6 (continued)
Disclose an aging of your accounts receivable at each balance sheet date. If your billing system does not have the capacity to produce an aging schedule, disclose that fact and explain how this limitation affects your ability to estimate the allowance for bad debts.
RESPONSE:
The billing system utilized in our SMS operating segment ages receivables based on the date of service. During the normal course of business, a receivable will become significantly aged as we follow the necessary steps to bill and collect from third-party payors. We feel that we have adequately disclosed in our significant accounting policies the nature of this process including the estimates used. We do not feel that disclosing the aging of our accounts receivable at each balance sheet date would provide the user of our financial statements meaningful information considering the aging of a particular account is not necessarily indicative of the collectability of that account. For example, within 7 to 15 days after service is provided, we submit a claim to the appropriate third party payor. The payment period for commercial and governmental payors can range from 15 to 60 days, at which point an additional claim may be submitted to a secondary payor or the patient if there is no third party secondary insurer. The secondary claims may again take 15 to 60 days to process. Because our system measures this process from the date of service although the receivable may appear aged, it is generally collectible as we have verified insurance prior to the provision of services. In addition, we believe that this timing is consistent with industry practice and timing.
Comment No. 6 (continued)
Disclose management’s targeted number of days sales outstanding and the actual days outstanding for each period presented. Disclose the reasons for significant changes between the targeted and the actual amounts for each period presented.
RESPONSE:
We propose to prospectively add the following paragraphs to Critical Accounting Policies under Accounts Receivable:
For our SMS segment our Days Sales Outstanding (DSO) for our diagnostic business was  _____  days and 51.34 days as of September 30, 2010 and December 31, 2009 respectively, which is in line with management’s expectation of 50 to 55 days. For our Therapy business, DSO was  _____  days and 99.76 days as of September 30, 2010 and December 31, 2009 respectively, which is in line with management’s expectation of 55 to 60 days for September 30, 2010 and 100 to 105 days for December 31, 2009. The primary reason for the decrease from December 31, 2009 is the change in accounting method for equipment sales paid for over time.

United States Securities and Exchange Commission
Division of Corporation Finance
September 3, 2010

For our Apothecary segment, our DSO for third party payors was  _____  days and 37.58 days at September 30, 2010 and December 31, 2009 respectively. This is in line with management expectations of 30 to 35 days for September 30, 2010 management’s expectation of 35 to 40 days for December 31, 2009. We expect a higher DSO at year-end as we have historically experienced a higher DSO at year-end as claims processing slows down over the holiday season. We see this trend reverse annually in the first quarter back to the lower expected levels. For our house account receivables, our DSO was  _____  days and 30.93 days as of September 30, 2010 and December 31, 2009 respectively. This is in line with management’s expectations of 30 to 35 days for these accounts.
Comment No. 6 (continued)
Disclose your policy for determining when an accounts receivable is recorded as a bad debt and ultimately written off and the following information:
Whether you use specific identification or an estimation process for accounts receivable write-offs; The quantitative thresholds for your account balance write-offs, such as number of days outstanding and; How information obtained through legal action or collection agencies is utilized prior to accounts receivable write-offs.
RESPONSE:
We propose to prospectively add a new third paragraph to our disclosure in Critical Accounting Policies under Accounts Receivable as follows:
Accounts are written-off as bad debt using a specific identification method. For amounts due from patients, we utilize a collections process that includes distributing monthly account statements. For patients that are not on a payment plan, collection efforts including collection letters and collection calls begin at 90 days from the initial statement. If the patient is on a payment program, these efforts begin after 30 days of failing to make a planned payment. For our diagnostic patients, we submit patient receivables to an outside collection agency at 120 days and write the amount off as bad debt at that time. For our therapy patients, timing of submission to collections and write off is between 180 and 270 days depending on the service provided and circumstances of the receivable. If funds are recovered by our collection agency, the amounts previously written-off are reversed as a recovery of bad debt. For amounts due from third party payors, amounts are written-off when a final denial is received from the payor and no further recourse exists for collection of the claim.

United States Securities and Exchange Commission
Division of Corporation Finance
September 3, 2010

Statement of Operations. page F-4
Comment No. 7
Please revise the description of the line item, “change in accounting estimate,” to indicate that it represents bad debt expense. Revise your presentation to show the amount of bad debt expense for all periods on that same line item. Refer to Rule 5-03 of Regulation S-X. This comment also applies to your quarterly filings on Form l0-Q.
RESPONSE:
We made this change in our financial statement presentation for our June 30, 2010 quarterly statement on Form 10-Q and will continue to include this revised presentation in future quarterly and annual filings.
Comment No. 8
Please disaggregate the caption amounts, “allowances for contractual adjustments and doubtful accounts,” to separately quantify each component at each balance sheet date e.g. contractual adjustments, rental returns and doubtful accounts. Provide a roll forward of each allowance for each period presented. Revise your discussion in MD&A to describe the factors underlying changes in each allowance for each period presented. This comment also applies to your quarterly filings on Form 10-Q.
RESPONSE:
We have added a table disaggregating allowance for contractual adjustments and allowance for doubtful accounts in our June 30, 2010 quarterly statement on Form 10-Q under Critical Accounting Policies in the Accounts Receivable section and will continue to provide such a schedule in our future quarterly and annual filings.
At June 30, 2010, our allowance for contractual adjustments and allowance for doubtful accounts were $4,096,938 and $3,153,297, respectively. At December 31, 2009, our allowance for contractual adjustments and allowance for doubtful accounts was $5,408,789 and $4,550,238, respectively.
Beginning with our September 30, 2010 quarterly report on Form 10-Q and for all subsequent quarterly and annual filings, we will provide a roll forward of each allowance for each period presented and will revise our MD&A section to describe the relevant factors underlying the changes in each allowance for the periods presented

United States Securities and Exchange Commission
Division of Corporation Finance
September 3, 2010

Note 6-Goodwill and Other Intangibles. page F.19
Comment No. 9
Please disclose the terms governing the management service agreement acquired with Eastern, including the respective operating responsibilities and costs borne by the physician groups and you. Quantify the management fees received and costs borne by you under this agreement for each period presented.
RESPONSE:
Concerning your request that we provide the management fees and cost borne by us under this agreement, while management fees are clearly assignable to this contract, the costs associated with supporting this agreement are a combination of direct expense and in-direct central service and support expenses which we do not allocate to the level of individual contracts. While we could provide some of the cost information related to this agreement, those figures would not be fully inclusive of all costs associated with our responsibilities under the agreement and could result in misleading conclusions related to the MSA.
We propose to prospectively modify the following disclosure to Note 6 — Goodwill and Other Intangibles our annual filings on Form 10-K (modifications underlined).
As part of the acquisition of Eastern, the Company acquired a management services agreement (“MSA”) under which the Company provides certain services to the sleep centers owned by Independent Medical Practices including billing and collections, trademark rights, non-clinical sleep center management services, equipment rental fees, general management services, legal support and accounting and bookkeeping services. The Independent Medical Practice responsibilities include conducting and overseeing the sleep studies, oversight and management of the sleep center clinical staff and facility lease costs through a sub-lease of the facilities from the Company. The MSA has a 10 year initial term with automatic renewal at the end of that and each subsequent term. For the fiscal year ended 12/31/2010 and 12/31/2009, the management fees collected under the MSA were $       and $       respectively.
Comment No. 10
Please disclose the key assumptions used to determine the $3.8 million fair value of this management service agreement.

United States Securities and Exchange Commission
Division of Corporation Finance
September 3, 2010

RESPONSE:
We propose to add the following disclosure to Note 6 on a prospective basis:
The MSA was valued using the multi-period excess earnings method which utilized expected future cash flows over 10 years plus a terminal value for years beyond that date, adjusted for a contributory asset charge of 6.7% of projected earnings before taxes, interest, depreciation and amortization for each year and at the terminal value. These amounts were then discounted using an 18.7% cost of capital rate to determine the net present value of the projected future earnings. This amount was then credited with projected tax impact calculated using a 15 year tax amortization at an assumed tax rate of 35% and a discount rate of 18.7%.
Comment No. 11
You consider this management service agreement to have an indefinite life because “Eastern is a going concern.” However, this agreement has an initial ten-year term with renewal options. Please explain the factors that you considered in concluding that this contractual term did not constitute a finite life and revise your disclosure accordingly.
RESPONSE:
Management determined that in this unique situation, the contract is the business and it is the expectation of all parties involved that the relationship will be renewed and continue beyond the initial 10-year term, thus creating the expectation of a going concern. The automatic renewal provisions reflect the parties intentions that the agreement will continue indefinitely. Placing a finite life on this intangible asset would negate essentially all earnings from the contract due to the amortization of the intangible. We did not feel this would accurately reflect the true economic impact of this agreement on our operating results and would be misleading to readers of our financial statements. We determined that a more appropriate approach was to view the asset as an indefinite lived intangible asset, subject to an annual evaluation for potential impairment. Should such an evaluation result in either a change in the expectations for the life of the agreement, or the expected economic value of the agreement, the asset could be appropriately impaired at that time.
We propose to add the following disclosure to Note 6 on a prospective basis:
The classification of the MSA agreement was based on the expectation of all parties that the agreement will continue to be renewed indefinitely, reflected by the automatic renewal provisions in the agreement, thus creating our evaluation of this portion of our business as a going concern. Additionally, the application of a finite life to the MSA agreement would cause the resulting amortization expense to eliminate essentially all the earnings generated by the agreement, which we would not accurately reflect the economic impact of this agreement on our ongoing business operations. Based on this evaluation the Company considered the MSA to have an indefinite life.

United States Securities and Exchange Commission
Division of Corporation Finance
September 3, 2010

Form l0-Q for the Fiscal Quarter Ended March 31, 2010
Cost of Sales and Services
Comment No. 12
Disclose how you account for the costs associated with equipment sales (e.g. CPAP device).
RESPONSE:
We propose to prospectively add the following disclosure to Critical Accounting Policies under the heading Cost of Sales and Services in our future quarterly and annual filings:
Cost of services for our SMS operating segment includes technician labor required to perform sleep diagnostics and disposable supplies used in providing sleep diagnostics. Cost of sales for our SMS operating segment includes the acquisition cost of sleep therapy products sold. Cost of services are recorded in the time period the related service was provided. Cost of sales are recorded in the same time period that the related revenue is recognized. If the sale is paid for over a specified period, the product cost associated with that sale is recognized over that same period. If the product is paid for in one period, the cost of sale is recorded in the period the product was sold. Cost of sales for our ApothecaryRx operating segment includes the cost of pharmaceuticals and merchandise sold to customers and is recorded in the period in which items are sold.
Definitive Proxy’ Statement filed April 16, 2010
Code of Business Conduct and Ethics, page 8
Comment No. 13
We note your disclosure that your code of business conduct and ethics is available on your Company’s website at www.graymarkhealthcare.com under the heading “Company Vision.” However, your code of business conduct and ethics and the heading “Company Vision” do not appear on your website. As such, you do not appear to have complied with the requirements of Item 406(c) of Regulation S-K. Please post a copy of your code of business conduct and ethics on your company website or explain to us where it can be found on your website.

United States Securities and Exchange Commission
Division of Corporation Finance
September 3, 2010

RESPONSE:
The Company respectfully advises the Staff that prior to and as of April 16, 2010, the date of the Company’s definitive proxy statement, the Company’s code of business conduct and ethics was publicly available and located at the website address contained in the definitive proxy statement. Thereafter, in June 2010, the Company completed a major redesign and update of its website. Since that date, the Company’s code of business conduct and ethics has been publicly available on its website at www.graymarkhealthcare.com, click on “Investors”, then “Corporate Governance.” The Company will report the updated website reference in future filings of proxy statements as required by Regulation S-K, Item 406(c).
***
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with regard to the Company’s responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (405) 239-2250.
Sincerely,
/s/ Stanton Nelson
Stanton Nelson
Chief Executive Officer

cc:	Grant Christianson, Graymark Healthcare, Inc. Robert E. Puopolo, Greenberg Traurig LLP